AB 3/10

SECUR 08029421 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50159

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C-BASS CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 MADISON AVE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH McSHERRY 877 850 7763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN F COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)

SEC Mail Processing Section
MAR 03 2008
Washington, DC 101

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/21

OATH OR AFFIRMATION

I, JOSEPH McSHERRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C-BASS CAPITAL LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Exec off
Title

Shirley Jules 2/29/08
Notary Public

SHIRLEY JULES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JU6070416
Qualified In Kings County
My Commission Expires March 04, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

C-BASS CAPITAL LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

C-BASS CAPITAL LLC

INDEX
DECEMBER 31, 2007

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2008

To the Member of
C-Bass Capital LLC
New York, New York

We have audited the accompanying statements of financial condition of C-Bass Capital LLC as of December 31, 2007 and the related statements of income, cash flows, and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of C-Bass Capital LLC as of December 31, 2007, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of C-Bass Capital LLC. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

John P Comparato

C-BASS CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS	
Cash & Cash Equivalents	$100,000
Due From Parent	3,074
Other Assets	454

TOTAL	$103,528
	========

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

ACCRUED LIABILITES	$ 16,500
MEMBERS' EQUITY	87,028

`TOTAL	$103,528
	========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

C-BASS CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES	$ 110,000
EXPENSES	
Compensation	50,000
Professional Fees	16,500
Dues & Licensing	4,376
Consulting	7,650
Insurance	2,253
	80,779
NET INCOME	29,221

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

C-BASS CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 29,221
Adjustments to reconcile net income to net cash provided by in operating activities:	
Decrease in Due from Parent	4,636
Decrease in Other Assets	1,143

Net Cash Provided by Operating Activities	35,000
Member Distributions	<304,458>

Net Decrease In Cash & Cash Equivalents	<269,458>
Cash & Cash Equivalents – Beginning of Year	369,458

Cash & Cash Equivalents – End of Year	100,000
	=======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

C-BASS CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	TOTAL MEMBERS' EQUITY
BALANCE – January 1, 2007	$ 362,265
NET INCOME	29,221
MEMBER DISTRIBUTIONS	<304,458>
BALANCE – December 31, 2007	87,028

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The Company – C-Bass Capital LLC, formerly known as Hemlock Capital, LLC, (the "Company"), a Delaware limited liability company, was formed in December 1996 as a wholly owned subsidiary of Credit-Based Asset Servicing and Securitization LLC ("C-Bass" or "Parent"). In January 1997, the Company acquired the assets (primarily organization costs) of C-Bass Capital Management Inc. The Company received approval from the National Association of Securities Dealers ("NASD") and became a registered broker-dealer in October 1997.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash held by depository institutions and short-term investments with remaining maturities at acquisition of less than three months.

Income Taxes – As a limited liability company and wholly owned subsidiary of C-Bass, the Company is treated as a disregard entity and is not subject to federal income taxes.

Concentration in Credit Risk – The Company is subject to credit risk with respect to cash balance maintained in one bank account. However, by policy, the Company is maintaining the account with a large national bank.

C-BASS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

NOTE2- NET CAPITAL REQUIREMENT

The Company has, as a condition of obtaining approval from the NASD, entered into a rest cti e agreement with the NASD, which among other matters, limits the Company's operations t (a selling or private placement of interests in mortgages or other receivables, (b) servicing only institut na accounts, and (c) clearing and settling all transactions on a cash basis. In addition, pursuar to Jniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, the Company is requir l t maintain minimum net capital of the greater of $5000 or 6-2/3% of its aggregate indeptedness, as fin d, and a Special Account for Exclusive Benefit of Customers (the "Specia Account"). At December , 2 07, the Company's net capital of $83500 exceeded the minimum requirement by $78500, and no la ce was required to be deposited in the Special Account.

******

C-BASS CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total Members' Equity	$ 87,028
Deductions and/or Charges Non-Allowable Assets	
Due From Parent	<3,074>
Other Assets	<454>
Total Non-Allowable Assets	<3,528>
Net Capital	$ 83,500
AGGREGATE INDEBTEDNESS	
Accrued Expenses & Other Liabilities	< 16,500>
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital	78,500
Ratio: Aggregate Indebtedness to Net Capital	.20

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2007 Focus Part II Filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Member of
C-Bass Capital LLC

We have examined the financial statements C-Bass Capital LLC for the year ended December 31, 2007 and have issued our report therein dated February 12, 2008. As part of our examination, we made a study and evaluation of the company's system of internal accounting control (which included the procedure for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining and understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a)(11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, of verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for the prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for the customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related cost of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listing in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph may not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on

the system of internal accounting control of C-Bass Capital LLC as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by Commission to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

The report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

END